UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated July 30, 2015.	1
2.	Relevant Event, dated July 30, 2015.	13

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

First half of 2015 Earnings

Grifols’ net profit rises by 16.3% to Euros 261.5 million and revenues by 18% exceeding Euros 1,900 million

•                 The revenues of the Bioscience Division increase significantly in the second quarter with growth of +27.8% (+5.9% cc(1)). During the first half, the increase is +20.6% (+3.0 cc) to Euros 1,457.4 million, driven by the sales performance of the main plasma proteins

•                 Recurring revenue, excluding Raw Materials and Others, increases by +19.3% (+2.7% cc) driven by sales growth in the second quarter of +24.9% (+4.5% cc)

•                 Grifols has a direct commercial presence in 30 countries and sales increase in all regions. Growth in ROW (Rest of the World) is particularly strong at +25.1% (+9.5% cc) as a result of the +31.8% increase (+11.9% cc) recorded in the second quarter

•                 Net R&D investment of Euros 116.4 million, 6.1% of revenues

•                 A final gross dividend of Euros 0.30 per share for the 2014 financial year has been distributed. The company’s pay-out remains at 40% of net profit

•                 EBITDA grows +10.4% reaching Euros 560.8 million

•                 EBIT rises by +12.8% to Euros 470.7 million

•                 The net financial debt to EBITDA ratio falls to 3.4x (3.2x cc) as of June, compared to 3.7x (3.3x cc) in March

Barcelona, July 30, 2015.- During the first half of 2015, net revenue of Grifols (MCE: GRF, MCE: GRF.P and NASDAQ: GRFS) increased by +18.0% to Euros 1,900.6 million, compared to Euros 1,610.8 million generated during the same period of 2014. Currency movements, in particular of the US dollar, had a favorable impact on reported revenues, growing +1.6% at constant currency (cc).

The positive trend of Grifols’ recurring business, excluding Raw Materials and Others, continues, with recurring revenues growing by +19.3% (+2.7% cc) during the first six months of 2015.

Revenues of the Bioscience Division in the second quarter increased by +27.8% (+5.9% cc) driving revenue growth for the division over the first half of 2015 to Euros 1,457.4 million, +20.6% (+3.0% cc) higher than in the prior year period.

(1)  Constant currency (cc) excludes exchange rate variations

The revenue of the Diagnostic Division in the first half of the year increased by +17.2% (+2.7% cc) to Euros 344.0 million. This primarily reflects the positive impact during the first quarter of sales from contracts in countries such as Japan and China to use NAT technology to analyze blood donations.

The revenue of the Hospital Division, which accounts for 2.6% of the group’s total net revenues, remained stable at around Euros 49 million during the first six months of the year, due to delays from revenues of various third party manufacturing contracts planned for the period.

Grifols continues to expand geographically, with approximately 94% of revenues being generated outside Spain. Between January and June 2015 ROW (Rest of the World) sales rose by +25.1% (+9.5% cc), United States and Canada rose by +23.6% (+1.9% cc) and Europe by +2.6% (+0.2% cc).

Grifols continues to invest strongly in R&D to support its ongoing projects. During the first half of the year, the net investment in R&D was Euros 116.4 million or 6.1% of revenue for the period.

Grifols’ EBITDA was Euros 560.8 million in the first half of 2015, increasing +10.4% from Euros 508.2 million in the prior year period.

The EBITDA margin for the first half of 2015 was 29.5%. As planned, margins were primarily affected by the termination of royalties’ revenue related to the transfusion diagnostic unit; by the operation of the two fractionation plants at Clayton (North Carolina, United States) while all production is progressively transferred to the new plant, approved by the FDA in the last quarter of 2014; and by the competitive landscape of the intravenous immunoglobulin market in the United States. During the second quarter, the EBITDA margin was impacted by the geographic mix of revenues.

The EBIT rose by +12.8% to Euros 470.7 million or 24.8% of revenue. The tax rate remained stable at 22.0%, in line with recent periods. The net profit attributable to the group rose by +16.3% over the period to Euros 261.5 million or 13.8% of revenue.

Financial result increased by +8.8% penalized by the Euro Dollar exchange rate during the first half of 2015. Excluding the impact of the exchange rate, financial result was -12.8% lower than in the prior year period.

The group’s net financial debt was Euros 3,818.1 million, including Euros 788.7 million in cash. The net financial debt decreased Euros 162.9 million since March 2015, including the payment in June 2015 of an ordinary final dividend for 2014 of Euros 102.2 million. At the end of June 2015, Grifols leverage ratio was 3.4x EBITDA (3.2x cc) below the 3.7x at the end of the first quarter of 2015.

Cash flow generation remains strong and contributing to the ongoing deleveraging of the group. Euros 257.1 million of operating cash flow was generated in the first half of 2015.

At June 2015, total consolidated assets were Euros 9,095.4 million, +7.6% compared to the Euros 8,449.8 million at December 2014. In addition to the effects of exchange rate variations, the increase in non-current assets is due primarily to the repurchase of industrial assets in the United States and Spain for a total of Euros 277 million and the acquisition of an equity stake in Alkahest.

Key financial figures for the first half of 2015:

In millions of euros except % and EPS	1H 2015	1H 2014	% Var
NET REVENUE (NR)	1,900.6	1,610.8	18.0%
GROSS MARGIN	48.8%	51.5%
R&D	103.9	85.2	21.9%
% NR	5.5%	5.3%
EBITDA	560.8	508.2	10.4%
% NR	29.5%	31.5%
EBIT	470.7	417.3	12.8%
% NR	24.8%	25.9%
GROUP PROFIT	261.5	224.8	16.3%
% NR	13.8%	14.0%
ADJUSTED(1) GROUP PROFIT	302.8	288.7	4.9%
% NR	15.9%	17.9%

CAPEX	134.8	125.3	7.6%
EARNINGS PER SHARE (EPS)	0.76	0.65	16.9%

	June		December
	2015		2014	% Var
TOTAL ASSETS	9,095.4		8,449.8	7.6%
TOTAL EQUITY	3,073.9		2,662.9	15.4%
CASH & CASH EQUIVALENTS	788.7		1,079.2	(26.9)%
LEVERAGE RATIO	3.4 / (3.2 cc	)(2)	3.0

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) Constant currency (cc) excludes the impact of exchange rate movements

REVENUE PERFORMANCE BY DIVISION

•      Bioscience Division: 76.7% of revenue

The Bioscience Division is Grifols’ main lever of organic growth. In the second quarter of 2015, there were significant increases in the sales of the main plasma derivatives proteins. Second quarter growth of +27.8% (5.9% cc) contributed towards first half revenues that reached Euros 1,457.4 million, growing +20.6% (+3.0% cc) compared to the prior year period.

Following the renewal of the permits to import albumin into China, the company resumed its sales into this country during the second quarter that will continue increasing throughout the second half of 2015.

The volume of sales of immunoglobulin (IVIG) in Canada and the United States continues to rise, with Grifols as the market leader in this region(2). As noted towards the end of 2014, the United States immunoglobulin market continues to be competitive, requiring greater sales and marketing efforts. One of the levers of growth of IVIG sales is to improve the diagnosis of diseases whose treatment includes this plasma protein. Chronic inflammatory demyelinating polyneuropathy (CIDP), a neurological disorder characterized by progressive weakening and altered sensory function, is one of this diseases.

Grifols also promotes the diagnosis of immunodeficiencies in countries in Latin America such as Colombia, where it has helped to set up diagnostic centers to identify individuals with immunoglobulin deficiencies who could benefit from treatment.

Sales of alpha 1-antitrypsin, a market where Grifols is the global leader(2), have grown in countries such as the United States and Germany. The creation of specialist pulmonology sales teams and other commercial efforts designed to improve the diagnosis of this rare disease have been reflected in sales of this protein. AlphaKit® QuickScreen, the company’s alpha 1-antitrypsin deficiency screening device, enables pulmonary specialists to detect - within 15 minutes and using blood from a finger prick - whether a patient is a carrier of the Z protein, responsible for more than 95% of cases of severe alpha 1-antitrypsin deficiency. The test is currently being distributed in Germany. Distribution is scheduled in other European countries.

Sales of factor VIII continue to show the dynamism recorded in the final quarter of 2014. Commercial market sales increase in countries such as the United States, where Alphanate® is the preferred plasma-derived factor VIII(3) for treatment of hemophilia A, and also in Latin America. Growth in the public tenders market remains limited, although in the second quarter a Brazilian tender had a positive impact on sales volume.

Grifols continues with its strategy of pursuing balanced growth in sales of plasma-derived products to optimize both raw material costs and manufacturing capacity. Together with its core proteins, Grifols develops and sells other specialty proteins. These include clotting factor IX and specialty hyperimmune immunoglobulins for the treatment of infections such as rabies, tetanus, hepatitis B, and Rh incompatibility, giving Grifols a broad and differentiated product portfolio. The treatment protocol of the Centers for Disease Control and Prevention

(2)  Source: MRB and internal data

(3)  According to a blind study by Adivo Associates on behalf of Grifols between October 2014 and January 2015, which included 75 hematologists specializing in the treatment of hemophilia A

(CDC) in the United States currently includes the combination of human rabies immunoglobulin and anti-rabies vaccine. In United States, a new commercial team has been created to support specialty hyperimmune immunoglobulins for the treatment of infections such as rabies and tetanus.

The company has launched a new program to open plasma donor centers in the United States, to support growing demand of plasma derivatives. Following the opening of two new ones, Grifols has a platform of 152 plasma collection centers.

•                  Diagnostic Division: 18.1% of revenue

Revenue has risen by +17.2% (+2.7% cc) to Euros 344.0 million, driven primarily by revenues from the blood typing business and the positive impact during the first quarter of contracts in countries such as Japan and China to analyze blood donations using NAT technology (Procleix® NAT Solutions). The NAT solutions business is developed in partnership with Hologic.

The company continues to support the geographic expansion of its products and services as part of its growth strategy. It has obtained CE marking for the NAT test for the joint detection of parvovirus B19 and hepatitis A (Procleix® Parvo/HAV) in human plasma on the Procleix Panther instrument. This expands availability of the test to the newest NAT platform and extends Grifols portfolio of products designed to meet the specific needs of laboratories.

In China, the company presented its NAT technology test for the early detection of hepatitis B virus (Procleix® Ultrio Plus), that improves the levels of safety in countries with a high level of prevalence of this disease.

In North America, the first Procleix® Xpress pipetting platform to create aliquots and prepare samples for storage using NAT technology has been installed at a BCA (Blood Center of America) donor center. An agreement has been signed for installation in a further 42 centers during the course of 2015.

The Brazilian health authorities have granted official registration to the Q© Smart hemostasis analyzer. This represents significant progress towards the company’s goal of providing a comprehensive offering of analyzers and reagents that will enable it to grow in new markets.

After the end of the second quarter, the company announced that, jointly with Ortho Clinical Diagnostic, it had agreed a five year extension to its contract with Abbott for the production of antigens for immunology diagnostics reagents. As a result, the current contract - due to expire in 2021 - has now been extended to 2026. The total value of the new contract is approximately 700 million dollars and will be in place from the second half of 2015, replacing the existing one.

•                  Hospital Division: 2.6% of revenue

The decline in the Hospital Division’s revenue slowed, falling by -0.6% (-3.0% cc) to Euros 49.3 million, compared to Euros 49.6 million in the prior year period. It continues to be affected by the slowdown in tenders for hospital logistics and third party manufacturing in some countries in Latin America. However, sales in Spain continue to recover gradually.

The major achievement during the quarter was the successful outcome of the inspection of the Murcia facilities by the United States health authorities, FDA. This is a prior requirement to obtaining approval for registration of the Grifols saline solution manufactured at this plant.

The company plans to supply its plasma donor centers in the United States with this product. The infusion of saline solution during the plasma donation process is an additional preventive measure adopted by Grifols, which helps to replace liquid and reestablish the donor’s blood volume.

•                  Raw Materials and Others Division: 2.6% of revenue

Grifols’ non-recurring revenues included under Raw Materials and Others totaled Euros 49.9 million, representing 2.6% of net revenue. These include, among others, third-party engineering projects by Grifols Engineering, all revenues deriving from manufacturing agreements with Kedrion and royalties’ income from the Bioscience and Diagnostic divisions, including those royalties acquired with the transfusion diagnostics unit, which will continue to decline as planned.

Revenue performance by division in the first half of 2015:

		% of Net		% of Net
In thousands of euros	1H 2015	Revenues	1H 2014	Revenues	% Var	% Var cc*
BIOSCIENCE	1,457,393	76.7%	1,208,236	75.0%	20.6%	3.0%
DIAGNOSTIC	343,987	18.1%	293,546	18.2%	17.2%	2.7%
HOSPITAL	49,276	2.6%	49,551	3.1%	(0.6)%	(3.0)%
RAW MATERIALS AND OTHERS	49,909	2.6%	59,447	3.7%	(16.0)%	(27.8)%
TOTAL	1,900,565	100.0%	1,610,780	100.0%	18.0%	1.6%

* Constant currency (cc) excludes the impact of exchange rate movements

REVENUE PERFORMANCE BY REGION

The geographical expansion is one of the strategic pillars of Grifols and the company continues to drive sales worldwide.

During the first half of 2015, the company expanded its international presence, opening subsidiaries in India and Taiwan and a representation office in Indonesia. These developments reflect the objective of consolidating and strengthening the company’s competitive position in Asia; and in particular to promote the products and services of the Diagnostic Division.

Grifols currently has a direct commercial presence in 30 countries through its own subsidiaries and commercial offices and is expanding its presence in markets other than the European Union, United States and Canada, where the company also continues to grow.

Recurring revenues (excluding Raw Materials and Others) were positive in every region in which the company operates, with a particularly strong performance in ROW (Rest of the World), where sales rose by +25.1% (+9.5% cc). ROW now accounts for over 16% of the group’s total revenue.

In Europe (EU), growth was stable at +2.6% (+0.2% cc) and in the United States and Canada the higher sales volume of Bioscience drove growth of +23.6% (+1.9% cc).

Revenue performance by region in the first half of 2015:

		% of Net		% of Net
In thousands of euros	1H 2015	Revenues	1H 2014	Revenues	% Var	% Var cc*
US + CANADA	1,199,176	63.2%	970,405	60.3%	23.6%	1.9%
EU	342,750	18.0%	334,156	20.7%	2.6%	0.2%
ROW	308,730	16.2%	246,772	15.3%	25.1%	9.5%
SUBTOTAL	1,850,656	97.4%	1,551,333	96.3%	19.3%	2.7%
RAW MATERIALS AND OTHERS	49,909	2.6%	59,447	3.7%	(16.0)%	(27.8)%
TOTAL	1,900,565	100.0%	1,610,780	100.0%	18.0%	1.6%

* Constant currency (cc) excludes the impact of exchange rate movements

SECOND QUARTER OF 2015

Revenues continue to rise, reaching Euros 1,000 million, driven by the +27.8% (+5.9% cc) growth of the Bioscience Division

During the second quarter of 2015, the revenues of Grifols continued to rise, with total revenue of Euros 992.2 million, growing by +22.1% (+2.1% cc). The Bioscience Division was the principal driver of the group’s growth with revenue rising by +27.8% (+5.9% cc) to Euros 776.4 million. Key developments were increased sales volume of IVIG in the United States and Canada; strong sales of alpha 1-antitrypsin in North America and Europe; sales of albumin in China following the renewal of the import licenses; and a positive performance by clotting factors, both factor VIII and factor IX.

The revenues of the Diagnostic Division, Euros 171.4 million, were stable at constant currency in comparison to the second quarter of 2014. Currency movements, in particular of the US dollar, had a positive impact on income that increased +16.6%.

ROW sales (Rest of the World), were up +31.8% (+11.9% cc) to Euros 170.0 million from the prior year period, sales increased in the United States and Canada by 30.2% (+3.7% cc) due to the increased demand for plasma proteins. Sales in the European Union have increased +4.1% (+1.0% cc) to Euros 171.8 million.

Revenue performance by division in the second quarter of 2015:

		% of Net		% of Net
In thousands of euros	2Q 2015	Revenues	2Q 2014	Revenues	% Var	% Var cc*
BIOSCIENCE	776,366	78.2%	607,278	74.7%	27.8%	5.9%
DIAGNOSTIC	171,426	17.3%	146,997	18.1%	16.6%	(0.6)%
HOSPITAL	26,017	2.6%	25,289	3.1%	2.9%	(0.9)%
RAW MATERIALS AND OTHERS	18,372	1.9%	33,218	4.1%	(44.7)%	(53.7)%
TOTAL	992,181	100.0%	812,782	100.0%	22.1%	2.1%

* Constant currency (cc) excludes the impact of exchange rate movements

Revenue performance by region in the second quarter of 2015:

		% of Net		% of Net
In thousands of euros	2Q 2015	Revenues	2Q 2014	Revenues	% Var	% Var cc*
US + CANADA	632,064	63.7%	485,600	59.7%	30.2%	3.7%
EU	171,753	17.3%	164,977	20.3%	4.1%	1.0%
ROW	169,992	17.1%	128,987	15.9%	31.8%	11.9%
SUBTOTAL	973,809	98.1%	779,564	95.9%	24.9%	4.5%
RAW MATERIALS AND OTHERS	18,372	1.9%	33,218	4.1%	(44.7)%	(53.7)%
TOTAL	992,181	100.0%	812,782	100.0%	22.1%	2.1%

* Constant currency (cc) excludes the impact of exchange rate movements

INVESTMENT ACTIVITIES: R&D AND CAPEX

•                  Research and Development

During the first half of 2015, the net investment in R&D was Euros 116.4 million, or 6.1% of revenues. This net investment mainly includes Euros 103.9 million of R&D expenditure, +22.0% more than in the prior year period and investments made through investee companies, such as Euros 17.3 million invested in Aradigm during the period.

During the second quarter, investment in R&D continued to rise in line with the increase recorded in the preceding quarter. This trend will be sustained for the rest of the year with the aim of accelerating a range of research projects, including those focusing on cirrhosis and Alzheimer’s disease. The company expects to report the intermediate tolerability and safety results of the AMBAR study (Alzheimer Management By Albumin Replacement) at the end of the year.

As part of the company’s ongoing commitment to accelerating and promoting innovation, the annual R&D meeting took place in the second quarter. This initiative facilitates the exchange of information and knowledge regarding the various R&D projects promoted by Grifols, and it was attended by over 300 people organized into multidisciplinary work groups (impelling teams) with the shared objective of identifying new product opportunities and potential improvements to industrial productivity.

•                  Capital Expenditure (CAPEX)

Grifols invested Euros 134.8 million in expanding and improving its manufacturing facilities during the first half of 2015. These are part of the capital expenditure plan for the period 2014-2016 with a budget of more than Euros 600 million. The company also continues to support the capital investment of its investee companies.

The majority of the resources during the first half of the year were allocated to the new worldwide operations facility of the Bioscience Division in Ireland where decision making for commercial policy, R&D and supply chain will take place, as well as operating activities such as warehousing of plasma, intermediate pastes and finished goods, labelling, packaging, final conditioning, and administrative and final validation release activities related to plasma supply.

Investments have continued in the raw materials and plasma warehouses at the Clayton industrial site, in the new alpha-1 antitrypsin purification, dosing and sterile filling plant at the Parets del Vallés industrial facilities (Barcelona, Spain) and in the new integrated plant for the production of antigens at Emeryville (San Francisco, United States).

Investment plans to open new plasma collection centers in the United States over the next five years have accelerated. The company aims to increase its plasma collection capacity to keep pace with increased production to meet market demand. In June the company opened two new plasma donor centers, bringing to 152 the total number of centers operational in the United States.

KEY CORPORATE EVENTS OF THE FIRST HALF OF 2015

•                  Ordinary General Meeting of Shareholders

At the Ordinary General Meeting, held in May, a majority of the company’s shareholders approved the performance of the management team and the group’s business plan, as well as the proposal to pay a final gross dividend of Euros 0.30 per share, for 2014 results. This final amount distributed in June and the previously paid interim dividend of Euros 0.25 gross per share mean Euros 188.1 million were allocated to dividends in 2014, maintaining the company’s payout at 40% of consolidated net profit.

The shareholders approved the annual accounts, the remuneration of directors, the reduction of the number of members of the Board to 12, the appointments of Carina Szpilka and Iñigo Sánchez-Asiaín as independent directors, and of Raimon Grifols as proprietary director and vice-secretary of the board. Anna Veiga and Tomás Dagá were reelected as independent and external directors, respectively. Nuria Martín was appointed secretary of the board (non-director).

•                  Annual meeting with investors and analysts

Early June, Grifols held its annual two-day meeting with investors and analysts at Raleigh and Clayton (North Carolina, United States). The event was attended by close to 60 financial experts from several countries. Grifols senior management gave presentations on the current situation in the different divisions of the company, its investment plans, some of the research projects currently in progress, and greater details of the financial situation at Grifols. As part of the event, participants visited a number of the facilities at the Clayton industrial estate. These included the new fractionation plant opened last year, the new plasma warehouse, and the pilot plant for the manufacture of anti-Ebola immunoglobulins. This pilot plant is part of Grifols’ non-profit initiative to respond to international public health emergencies caused by outbreaks of lethal pathogens.

ENVIRONMENTAL MANAGEMENT

•                  Energy savings, reducing water consumption and emissions, and increasing the recycling of waste: the key elements of the Environmental Plan 2014-2016

During the first half of 2015, Grifols continued to develop its “Environmental Program 2014-2016”. Key objectives include: energy saving measures in new buildings and projects, reducing water consumption by 180,000 m3, recycling more than 9,000 tons of waste, and reducing emissions of greenhouse gases.

During the first six months of the year the company implemented a range of initiatives to this effect. These included the capture of steam condensate for use in heaters at the Parets del Vallès plant and the elimination of the pasteurization stage in the manufacture of bags for the extraction and conservation of blood components at the Las Torres de Cotillas plant (Murcia, Spain). In combination, these actions will save 3.6 million kWh per year in natural gas consumption. Energy efficiency measures are being implemented to lyophilizers, engines and lighting systems at the new alpha 1-antitrypsin purification plant at Parets del Vallés. This will deliver further savings of 1.3 million kWh per year.

The environmental management system of the company’s sites in Spain was audited by auditors TÜV Rheinland with a positive outcome. Further work is in progress to standardize procedures at the Clayton plant (North Carolina, United States) in order to achieve the ISO 14001 certification, like the Spanish plants.

The environmental report is available since May 2015 at www.grifols.com

A FIRM COMMITMENT TO HUMAN RESOURCES

•                  The workforce in Spain rose by +6.2% during the first half of the year

Grifols employed 14,139 people as of June 2015, an increase of +1.1% compared to the end of 2014. The number of employees has risen in all regions, although growth was higher in Spain, with 3,165 employees, an increase of +6.2% compared to December 2014. In the United States and Canada the workforce was stable, at 10,179 employees, while in ROW (Rest of the World) it grew by +2.6% to 795.

Average length of service was 6.4 years, and the average age was 38.1. The workforce is balanced by gender (46% men and 54% women).

Key initiatives during the first half included improving the programs to integrate new employees, adequate training to maintain quality standards, safety and technical excellence, and promoting continuing professional development.

Grifols was the only Spanish company to participate in the “White House Upskill Summit” at the invitation of the White House. This event, which took place in May, sought to explore and share best practice and strategies to improve the skills of United States workers so that they progress to more skilled and better paid positions. The Grifols staff development model is based on continuing training and education in the workplace, specialist courses delivered by the Grifols Academy of Plasmapheresis, with the opportunity of obtaining a university qualification in partnership with the College for America.

Grifols’ growth is generating more opportunities for professional promotion and personal development. Employees are the company’s most important asset for success now and in the future and Grifols is proud to be able to offer its staff the opportunity to pursue a professional career within the company and a range of opportunities for internal promotion.

The financial information for the first half of 2015 attached in a separate document is part of the intermediate financial information provided by the company. All documents are available on the Grifols website www.grifols.com

About Grifols: 75 years of serving people’s health

Grifols is a global company that has been committed to serving people’s health since 1940. In 2015 the company celebrates 75 years of improving people’s health and well-being through the development of life-saving plasma medicines, hospital pharmacy products and diagnostic technology for clinical use.

The company is present in more than 100 countries worldwide and its headquarters are located in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 150 plasma donation centers in the U.S., and is a leading producer of plasma-derived biological medicines. Within the field of in vitro diagnostics it is a world leader in transfusion medicine, and has a very strong position in immunology and hemostasis, enabling it to offer integrated solutions to clinical analysis laboratories, blood banks and transfusion centers.

Its Revenue in 2014 exceeded Euros 3,350 million, and it employs approximately 14,000 members of staff. Grifols allocates a share of its income to R&D, an investment that demonstrates the company’s commitment to scientific progress.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF).Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information, visit www.grifols.com

LEGAL DISCLAIMER

The facts and figures contained in this report which do not refer to historical data are “projections and forward looking statements”. The words and expressions like “believe”, “hope”, anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

First Half of 2015 Performance Summary

Operational and Financial Highlights - 1H 2015 Net profit grows +16.3% to Euros 261.5 million and revenues increase +18% exceeding Euros 1,900 million The revenues of the Bioscience division grow +27.8% (+5.9% cc*) in the second quarter. In the first half, the increase is +20.6% (+3.0% cc) to Euros 1,457.4 million, driven by the sales performance of the main plasma proteins Recurring revenue, excluding Raw Materials and Others, increases by +19.3% (+2.7% cc) driven by sales growth in the second quarter of +24.9% (+4.5% cc) Growth in ROW (Rest of the World) is particularly strong at +25.1% (+9.5% cc), as a result of the +31.8% increase (+11.9% cc) in the second quarter Net R&D investment of Euros 116.4 million; 6.1% of revenues * Constant currency (cc) excludes exchange rate variations 2

Operational and Financial Highlights - 1H 2015 EBITDA grows +10.4% reaching Euros 560.8 million; 29,5% EBITDA margin Margins are impacted by the termination of royalties’ revenue related to the transfusion diagnostic unit, by the operation of the two fractionation plants at Clayton and by the competitive landscape of the intravenous immunoglobulin market in the United States. The geographic mix was not beneficial and affected margins in the second quarter EBIT rises by +12.8% to Euros 470.7 million The net financial debt to EBITDA ratio falls to 3.4x (3.2x cc) end of June, from 3.7x (3.3x cc) in March 3

Key financial figures - 1H 2015 4 In millions of euros except % and EPS 1H 2015 1H 2014 % Var NET REVENUE (NR) 1,900.6 1,610.8 18.0% GROSS MARGIN 48.8% 51.5% R&D 103.9 85.2 21.9% % NR 5.5% 5.3% EBITDA 560.8 508.2 10.4% % NR 29.5% 31.5% EBIT 470.7 417.3 12.8% % NR 24.8% 25.9% GROUP PROFIT 261.5 224.8 16.3% % NR 13.8% 14.0% ADJUSTED (1) GROUP PROFIT 302.8 288.7 4.9% % NR 15.9% 17.9% CAPEX 134.8 125.3 7.6% EARNINGS PER SHARE (EPS) 0.76 0.65 16.9% June December 2015 2014 TOTAL ASSETS 9,095.4 8,449.8 7.6% TOTAL EQUITY 3,073.9 2,662.9 15.4% CASH & CASH EQUIVALENTS 788.7 1,079.2 (26.9%) LEVERAGE RATIO 3.4 / (3.2 cc) (2) 3.0 (2) Constant currency (cc) excludes the impact of exchange rate movements % Var (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

Net revenue by division - 1H 2015 5 In thousands of euros 1H 2015 % of Net Revenues 1H 2014 % of Net Revenues % Var % Var cc* BIOSCIENCE 1,457,393 76.7% 1,208,236 75.0% 20.6% 3.0% DIAGNOSTIC 343,987 18.1% 293,546 18.2% 17.2% 2.7% HOSPITAL 49,276 2.6% 49,551 3.1% (0.6%) (3.0%) RAW MATERIALS AND OTHERS 49,909 2.6% 59,447 3.7% (16.0%) (27.8%) TOTAL 1,900,565 100.0% 1,610,780 100.0% 18.0% 1.6% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 1H 2015 6 In thousands of euros 1H 2015 % of Net Revenues 1H 2014 % of Net Revenues % Var % Var cc* US + CANADA 1,199,176 63.2% 970,405 60.3% 23.6% 1.9% EU 342,750 18.0% 334,156 20.7% 2.6% 0.2% ROW 308,730 16.2% 246,772 15.3% 25.1% 9.5% SUBTOTAL 1,850,656 97.4% 1,551,333 96.3% 19.3% 2.7% RAW MATERIALS AND OTHERS 49,909 2.6% 59,447 3.7% (16.0%) (27.8%) TOTAL 1,900,565 100.0% 1,610,780 100.0% 18.0% 1.6% * Constant currency (cc) excludes the impact of exchange rate movements

Profit & Loss account - 1H 2015 7 In thousands of euros 1H 2015 1H 2014 % Var NET REVENUE (NR) 1,900,565 1,610,780 18.0% COST OF SALES (973,749) (781,374) 24.6% GROSS PROFIT 926,816 829,406 11.7% % NR 48.8% 51.5% R&D (103,936) (85,194) 22.0% SG&A (352,192) (326,878) 7.7% OPERATING EXPENSES (456,128) (412,072) 10.7% OPERATING RESULT (EBIT) 470,688 417,334 12.8% % NR 24.8% 25.9% FINANCIAL RESULTS (135,222) (124,318) 8.8% SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES (1,383) (3,443) (59.8%) PROFIT BEFORE TAX 334,083 289,573 15.4% % NR 17.6% 18.0% INCOME TAX EXPENSE (73,498) (66,602) 10.4% % OF PRE-TAX INCOME 22.0% 23.0% CONSOLIDATED PROFIT FOR THE YEAR 260,585 222,971 16.9% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (920) (1,864) (50.6%) GROUP PROFIT FOR THE PERIOD 261,505 224,835 16.3% % NR 13.8% 14.0%

Balance sheet (Assets) - June 30, 2015 8 June December 2015 2014 NON-CURRENT ASSETS 6,343,471 5,536,627 GOODWILL AND OTHER INTANGIBLE ASSETS 4,590,034 4,243,093 PROPERTY PLANT & EQUIPMENT 1,559,928 1,147,782 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 87,373 54,296 NON-CURRENT FINANCIAL ASSETS 34,130 9,011 OTHER NON-CURRENT ASSETS 72,006 82,445 CURRENT ASSETS 2,751,887 2,913,122 INVENTORIES 1,342,715 1,194,057 TRADE AND OTHER RECEIVABLES 594,071 615,748 OTHER CURRENT FINANCIAL ASSETS 1,177 502 OTHER CURRENT ASSETS 25,190 23,669 CASH AND CASH EQUIVALENTS 788,734 1,079,146 TOTAL ASSETS 9,095,358 8,449,749 In thousands of euros

Balance sheet (Equity & Liabilities) - June 30, 2015 9 June December 2015 2014 EQUITY 3,073,885 2,662,888 CAPITAL 119,604 119,604 SHARE PREMIUM RESERVE 910,728 910,728 RESERVES 1,372,523 1,088,337 TREASURY STOCK (58,575) (69,252) INTERIM DIVIDENDS 0 (85,944) CURRENT YEAR EARNINGS 261,505 470,253 OTHER COMPREHENSIVE INCOME 464,366 224,397 NON-CONTROLLING INTERESTS 3,734 4,765 NON-CURRENT LIABILITIES 5,016,156 4,707,150 NON-CURRENT FINANCIAL LIABILITIES 4,426,143 4,154,630 OTHER NON-CURRENT LIABILITIES 590,013 552,520 CURRENT LIABILITIES 1,005,317 1,079,711 CURRENT FINANCIAL LIABILITIES 200,561 194,726 OTHER CURRENT LIABILITIES 804,756 884,985 TOTAL EQUITY AND LIABILITIES 9,095,358 8,449,749 In thousands of euros

Cash flow - 1H 2015 10 In thousands of euros 1H 2015 1H 2014 GROUP PROFIT 261,505 224,835 DEPRECIATION AND AMORTIZATION 90,132 90,862 NET PROVISIONS (5,749) (25) OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL 1,143 69,917 CHANGES IN INVENTORIES (56,578) (14,015) CHANGES IN TRADE RECEIVABLES 75,232 (36,878) CHANGES IN TRADE PAYABLES (108,541) 65,819 CHANGE IN OPERATING WORKING CAPITAL (89,887) 14,926 NET CASH FLOW FROM OPERATING ACTIVITIES 257,144 400,515 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (58,040) (1,212,788) CAPEX (134,842) (125,278) R&D/OTHER INTANGIBLE ASSETS (19,521) (17,900) OTHER CASH INFLOW / (OUTFLOW) (272,119) (598) NET CASH FLOW FROM INVESTING ACTIVITIES (484,522) (1,356,564) FREE CASH FLOW (227,378) (956,049) PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS 12,695 (44,360) ISSUE / (REPAYMENT) OF DEBT (41,985) 1,273,749 DIVIDENDS (102,157) (70,063) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (15,835) (180,310) NET CASH FLOW FROM FINANCING ACTIVITIES (147,282) 979,016 TOTAL CASH FLOW (374,660) 22,967 CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 1,079,146 708,777 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 84,248 5,160 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 788,734 736,904

Group profit reconciliation - 1H 2015 11 In millions of euros 1H 2015 1H 2014 % Var GROUP NET PROFIT 261.5 224.8 16.3% % NR 13.8% 14.0% Non-recurring costs and costs associated with recent acquisitions 0 15.6 (100.0%) Amortization of deferred financial expenses 31.9 30.1 6.0% Amortization of intangible assets acquired in business combinations 21.0 37.2 (43.5%) Tax impacts of adjustments (11.6) (19.0) (38.9%) ADJUSTED (1) GROUP NET PROFIT 302.8 288.7 4.9% % NR 15.9% 17.9% (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

Net revenue by division - 2Q 2015 12 In thousands of euros 2Q 2015 % of Net Revenues 2Q 2014 % of Net Revenues % Var % Var cc* BIOSCIENCE 776,366 78.2% 607,278 74.7% 27.8% 5.9% DIAGNOSTIC 171,426 17.3% 146,997 18.1% 16.6% (0.6%) HOSPITAL 26,017 2.6% 25,289 3.1% 2.9% (0.9%) RAW MATERIALS AND OTHERS 18,372 1.9% 33,218 4.1% (44.7%) (53.7%) TOTAL 992,181 100.0% 812,782 100.0% 22.1% 2.1% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 2Q 2015 13 In thousands of euros 2Q 2015 % of Net Revenues 2Q 2014 % of Net Revenues % Var % Var cc* US + CANADA 632,064 63.7% 485,600 59.7% 30.2% 3.7% EU 171,753 17.3% 164,977 20.3% 4.1% 1.0% ROW 169,992 17.1% 128,987 15.9% 31.8% 11.9% SUBTOTAL 973,809 98.1% 779,564 95.9% 24.9% 4.5% RAW MATERIALS AND OTHERS 18,372 1.9% 33,218 4.1% (44.7%) (53.7%) TOTAL 992,181 100.0% 812,782 100.0% 22.1% 2.1% * Constant currency (cc) excludes the impact of exchange rate movements

Share Performance - June 30, 2015 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B vs IBEX 35 BASE 100, from December 31, 2014 to June 30, 2015 Source: Infobolsa 14 Class B -0.8% Class A +9.1% IBEX-35 +4.8% 90 100 110 120 130 31-dic 30-jun

15 The facts and figures contained in this report which do not refer to historical data are “projections and forward looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 30, 2015